Exhibit 4.14

Rt Hon Patricia Hewitt MP

12 March 2008

Dear Patricia,

     Upon the recommendation of the Nominating Committee, the Board of BT Group plc has appointed you as a non-executive director. You will also be appointed to such Board Committees as may from time to time be agreed. This letter sets out the terms of your appointment.

Appointment

     Your appointment is for an initial period of three years from 24 March 2008. During that period either you or the Board can give the other at least three months written notice to terminate the appointment at any time.

     In accordance with the Company's Articles of Association, you will be required to stand for election at the Company's next Annual General Meeting and during your period of appointment you may be required to stand for re-election at subsequent Annual General Meetings. Subject to your re-election as a director at the Annual General Meeting and satisfactory performance by you of your duties as a non-executive director, the appointment may be continued at the end of the initial three year period if you and the Board agree.

Time commitment

     You are expected to attend all meetings of the Board and those Board Committees to which you are appointed (and if you cannot attend any meeting to advise the Secretary in advance), the Annual General Meeting and one or more Board away days. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board Committee meeting and to take part in at least one visit each year to one of BT's offices or other sites. It is difficult to be precise about the amount of time you should expect to spend on this work, but we estimate that you should allow a minimum of 22 days each year, subject to Committee commitments. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors.

Larry Stone
Company Secretary
BT Group

BT Centre	tel	+44 (0)20 7356 5237	BT Group plc
81 Newgate Street	fax	+44 (0)20 7 356 6135	Registered office
London ECIA 7AJ	mob	+44 (0)7740 136290	81 Newgate Street, London ECIA 7AJ
United Kingdom	email	larry.stone@bt.com	Registered in England and Wales no. 4190816

www.bt.com

     By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

Role

     Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board's principal focus is the strategic direction, development and control of the group. In support of this it approves the group's values, business practice policies, strategic plans, annual budgets and the group's overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group's operating and financial performance. These responsibilities are set out in the formal statement of the Board's role which you have received in your directors' briefing pack.

Fees and expenses

     You will receive fees for your services as a director of £60,000 a year. In addition, Committee fees for those of which you are a member will be payable against standard fee levels from time to time agreed by the Board.

     The Company will either pay or reimburse you for all travelling, hotel and other expenses incurred on the Company's business.

Outside interests

     It is accepted and acknowledged that you have business interests other than those of the Company. You are required to disclose to the Board, via the Secretary, any interests you have at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. In the event that you become aware of any further potential conflict of interest during your period of appointment, you must disclose this to the Secretary as soon as it becomes apparent.

Confidentiality and share dealings

     All information acquired during your appointment is confidential to BT Group plc and should not be released (by whatever means), either during your appointment or following termination, to third parties without prior clearance from the Secretary. You also undertake to keep secure any information and material sent to you.

     Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. You should avoid making any statements that might risk breaching these requirements without prior clearance from the Secretary.

     You will be bound by BT Group plc's Articles of Association and by the Company's share dealing code.

Briefings

     The Company has in place arrangements to complement the briefing material you have already received about the BT group through an on-going programme to keep you informed about the Company's businesses, activities and developments, the communications industry and the regulatory environment. This includes meetings with executive management in the Company and the Company's external auditors. We will also arrange a tailored package of visits so you can see BT and its people at work.

Review

     The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

Insurance

     You are covered by the Company's directors' and officers' liability insurance. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £150 million.

Independent professional advice

     The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company's expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure was included in your briefing pack.

Termination

     Upon termination of your appointment you will at the Company's request promptly resign in writing as a director of BT Group plc. The Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so.

Acceptance

     Please confirm your acceptance of these terms by signing and returning to Larry Stone the attached copy of this letter.

Yours sincerely

/s/ Larry Stone
L W STONE

To:	Larry Stone
Company Secretary

I confirm acceptance of my appointment on the above terms.

12 March 2008
/s/ Patricia Hewitt
	Name	Date